TopCap Partners, Inc.
STATEMENT OF FINANCIAL CONDITION
as of December 31, 2020

Assets

Cash	$	174,275
Accounts Receivable, net		567,679
Total Assets	**$**	**741,954**

Liabilities and Stockholder Equity

Liabilities

Accounts payable	$	7,764
Deferred revenue		30,000
Total Liabilities		37,764

Stockholder Equity

Common stock - par value $0 - 200 shares authorized, 200 shares issued and outstanding		200
Additional paid-in capital		34,800
Retained earnings		669,190
Total Stockholder Equity		704,190
Total Liabilities & Stockholder Equity	**$**	**741,954**